Exhibit 1

FOR IMMEDIATE RELEASE	17 DECEMBER 2013

WPP PLC (“WPP”)

WPP takes stake in Richard Attias & Associates:

global advisor to global leaders

By taking a 30% stake in Richard Attias & Associates (“RAA”), WPP forms a powerful partnership with one of the world’s most influential strategic consultants.

Under the active leadership of founder chairman Richard Attias, RAA has built an unrivalled reputation for helping governments and corporations articulate their global objectives; and then, through the creation of tailor-made programs, conferences and summits, providing a platform for like-minded leaders from around the world - first to understand and share those objectives and finally, but all-importantly, to bring them to reality.

Events led by Attias include the World Economic Forum in Davos and other regions (15 years), the Clinton Global Initiative, launch of the Euro in 2000, the 2008 Arab Strategy Forum, the APEC CEO Summit in Hawaii, the 15th African Securities Exchange Association in Marrakech, Doha GOALS Forum, The Middle East Peace Summit in Jordan, the contract for the signature of the General Agreement on Tariffs and Trade (GATT) in Marrakech, the Monaco Media Forum and the Nobel Laureates Conference.

In 2010, Richard Attias founded The New York Forum, an annual meeting to promote economic leadership and in 2012, The New York Forum AFRICA, a pan-African business and investment platform which next year will bring together over 1500 participants from over 60 countries.

In 2014, RAA will be producing 14 high-profile symposiums to address pressing issues including the global challenges of food security, global education, healthcare in Africa, the global energy crisis, women’s rights and sport as a tool for economic and social progress.

To WPP, Attias brings a wealth of cross-cultural experience and understanding of doing business in many different regions. He will work across the Group, where appropriate, on public policy issues, events and conferences and importantly, help WPP companies to build their businesses across Africa.

Commenting on the partnership, WPP CEO Sir Martin Sorrell said, “By building this partnership with global influencer Richard Attias , WPP confirms its strategy to support countries to brand their nations and corporations to have access to faster growing markets. Our ambition is to create together with Richard a world champion in the field of strategic communication, international conferences and global action oriented events.”

Richard Attias commented, “WPP has built formidable Government and Public Policy assets in its agency brands, as well as event and conference capabilities. Through RAA, we now have the opportunity to “horizontalise” these offers in a much more effective way for our clients and governments.”

For New York-based RAA, with other offices in Paris, London, Rabat and Dubai, the new alliance fast-tracks its plan to establish as strong a presence in Europe and Asia, as it enjoys in the Middle East, Africa and America. Worldwide RAA employs 50 people and has revenues of more than US$35 million.

Before founding his own firm, Moroccan-born Attias served as special advisor to the Emirate of Dubai, developing a branding strategy for making the city a destination for major conferences, cultural and sporting events. For 10 years until 2008, Paris-educated Attias worked as founder/shareholder of PublicisLive and Publicis Events Worldwide, which became the leading worldwide events network of some 600 people, producing events for clients such as IBM, L’Oreal, BT, Lenovo, EDF, Sanofi-Aventis and a number of governments.

Public sector clients of RAA have included the African Development Bank, Bahrain, Brazil, China, Dubai, France, Gabon, Jordan, Morocco, Qatar, Senegal, South Africa, Tunisia, UAE, UK, United Nations and the US.

Contact:

Feona McEwan, WPP London	+ 44(0) 207 408 2204
Catherine Durand-Meddahi	+ 33 1 53 00 73 26
c.meddahi@agence-influences.fr	+ 33 6 08 14 49 70